**BY COURIER**



03 APR 21 AM 7:21



03022269

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SUPPL

April 16th , 2003

**Rule 12g3-2(b) - File No. 82-4793**



Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure

**Kamps AG**
Prinzenallee 11
40549 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

## Press Release

**Kamps completes balance-sheet cleaning**

*New management tackles consolidation of the bakery group*

Düsseldorf, April 16, 2003 With far-reaching balance-sheet cleaning measures, the new management of Kamps AG has taken the first systematic step towards consolidation and laid the foundation for transparent reporting. This will be announced by the management of Europe's leading bread and bakery specialists at today's annual press conference in Düsseldorf.

As already published on March 27, Kamps managed to slightly increase net sales to EUR 1.73 billion (2001: EUR 1.71 billion) despite continued weak demand. At EUR 139.2 million, EBITDA was well down on the figure for 2001 (EUR 187.2 million) as was EBIT, which fell from EUR 86.7 million in 2001 to EUR 22.2 million in 2002. Smaller margins due to the poor consumer climate but above all write-downs of fixed and current assets and extraordinary expenses connected with the refinancing of the Group and the takeover by Barilla together led to a net loss for the year of EUR 126.8 million. The Management Board will also announce that the Group's financing requirements have been secured both by the prolongation of existing bank loans and the negotiation of new loans, some with a longer maturity.

The cleaning of the balance sheet marks the start of a new chapter in the Kamps story, a chapter of sustained profitability. The in-depth analysis of the business segments, which is to be completed by the summer, is to form the basis for measures which will make Kamps a quality, innovation and cost leader. Kamps plans to strengthen the umbrella brands, Golden Toast and Lieken Urkorn, and attain cost leadership with its private labels. The Bakeries segment with its bakery shops is to focus on the two main markets, Germany and the Netherlands. Activities such as Bakerstreet and Puntocaldo have already been discontinued. The management will be presenting the details of the transformation project this autumn. As a matter of communication policy the company will only be announcing measures when implementation is realistic.

Following the cleaning of the balance sheet in 2002, the declared aim of the entire Kamps Board is to introduce the transformation measures in 2003. Initial results are to be achieved by the end of 2004 and sustained contributions to profits in the following year.

Contact:
Kamps AG

| | |
|---|---|
| Investor Relations: Thomas Sterz | 0049-211-530 634 230 |
| Public Relations: Volker Berg | 0049-211-530 634 66 |
| Fax | 0049-211-530 634 67 |
| Internet | www.kamps.de |
| e-mail | info@kamps.de |